Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-216150

December 13, 2018

UNITEDHEALTH GROUP INCORPORATED

FINAL TERM SHEET

Dated December 13, 2018

$750,000,000 3.500% NOTES DUE FEBRUARY 15, 2024

$300,000,000 3.700% NOTES DUE DECEMBER 15, 2025

$850,000,000 3.875% NOTES DUE DECEMBER 15, 2028

$1,100,000,000 4.450% NOTES DUE DECEMBER 15, 2048

Issuer:	UnitedHealth Group Incorporated

Ratings (Moody’s / S&P / Fitch)*:	A3 (Stable) / A+ (Stable) / A- (Stable)

Note Type:	SEC Registered (No. 333-216150)

Trade Date:	December 13, 2018

Settlement Date (T+2):	December 17, 2018

Maturity Date:	February 15, 2024 (the “2024 Notes”) December 15, 2025 (the “2025 Notes”) December 15, 2028 (the “2028 Notes”) December 15, 2048 (the “2048 Notes”)

Principal Amount Offered:	$750,000,000 (2024 Notes) $300,000,000 (2025 Notes) $850,000,000 (2028 Notes) $1,100,000,000 (2048 Notes)

Price to Public (Issue Price):	99.751% (2024 Notes) 99.799% (2025 Notes) 99.656% (2028 Notes) 99.590% (2048 Notes)

Net Proceeds (Before Expenses) to Issuer:	$745,507,500 (99.401%) (2024 Notes) $298,197,000 (99.399%) (2025 Notes) $843,251,000 (99.206%) (2028 Notes) $1,087,240,000 (98.840%) (2048 Notes)

Interest Rate:	3.500% (2024 Notes) 3.700% (2025 Notes) 3.875% (2028 Notes) 4.450% (2048 Notes)

Interest Payment Dates:

February 15 and August 15, commencing February 15, 2019 (2024 Notes)

June 15 and December 15, commencing June 15, 2019 (2025 Notes)

June 15 and December 15, commencing June 15, 2019 (2028 Notes)

June 15 and December 15, commencing June 15, 2019 (2048 Notes)

Regular Record Dates:	February 1 and August 1 (2024 Notes) June 1 and December 1 (2025 Notes) June 1 and December 1 (2028 Notes) June 1 and December 1 (2048 Notes)

Benchmark:	T 2.875% due November 30, 2023 (2024 Notes) T 2.875% due November 30, 2025 (2025 Notes) T 3.125% due November 15, 2028 (2028 Notes) T 3.000% due August 15, 2048 (2048 Notes)

Benchmark Price / Yield:	101-17 3⁄4 / 2.754% (2024 Notes) 100-08+ / 2.833% (2025 Notes) 101-25 / 2.917% (2028 Notes) 96-21 / 3.175% (2048 Notes)

Spread to Benchmark:	+80 basis points (2024 Notes) +90 basis points (2025 Notes) +100 basis points (2028 Notes) +130 basis points (2048 Notes)

Re-offer Yield:	3.554% (2024 Notes) 3.733% (2025 Notes) 3.917% (2028 Notes) 4.475% (2048 Notes)

Optional Redemption Provisions:

Make-whole call at any time at a discount rate of U.S. Treasury plus 12.5 basis points (2024 Notes).

Make-whole call at any time at a discount rate of U.S. Treasury plus 15 basis points (2025 Notes).

Make-whole call at any time at a discount rate of U.S. Treasury plus 15 basis points (2028 Notes).

Prior to June 15, 2048 (6 months prior to their maturity date), make-whole call at any time at a discount rate of U.S. Treasury plus 20 basis points; par call on or after June 15, 2048 (2048 Notes).

Change of Control:	If a Change of Control Triggering Event occurs, the Company will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the date of repurchase.

Day Count:	30/360

Business Day:	Any day except a Saturday, a Sunday or a day on which banking institutions in New York, New York or Minneapolis, Minnesota are authorized or required by law, regulation or executive order to close.

CUSIP / ISIN:	91324PDM1 / US91324PDM14 (2024 Notes) 91324PDN9 / US91324PDN96 (2025 Notes) 91324PDP4 / US91324PDP45 (2028 Notes) 91324PDQ2 / US91324PDQ28 (2048 Notes)

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Mizuho Securities USA LLC

U.S. Bancorp Investments, Inc.

Credit Suisse Securities (USA) LLC

HSBC Securities (USA) Inc.

Senior Co-Managers:

Barclays Capital Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

Goldman Sachs & Co. LLC

KeyBanc Capital Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Co-Managers:

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Fifth Third Securities, Inc.

Loop Capital Markets LLC

MUFG Securities Americas Inc.

Regions Securities LLC

Santander Investment Securities Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

The Huntington Investment Company

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

Changes to Preliminary Prospectus Supplement

Pages S-16 to S-17 of the preliminary prospectus supplement shall be amended by replacing the disclosure under the heading “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES—Foreign Account Tax Compliance Act” with the following:

Under the Foreign Account Tax Compliance Act, or FATCA, a 30% withholding tax may be imposed on payments of interest on notes made to a “foreign financial institution” or a “non-financial foreign entity” (in each case, as defined in the Code), regardless of whether such foreign institution or entity is a beneficial owner or an intermediary, unless:

(1) in the case of a foreign financial institution, the foreign financial institution undertakes certain diligence and reporting obligations;

(2) in the case of a non-financial foreign entity, the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner and satisfies certain other requirements; or

(3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules.

If the payee is a foreign financial institution and is subject to the diligence and reporting requirements described in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other matters, that it undertake to identify accounts held by certain “United States persons” or “United States owned foreign entities” (in each case, as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

If an interest payment is subject both to withholding under FATCA and to the withholding tax discussed above under “—Non-United States Holders—Interest,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Prospective investors should consult their tax advisors regarding the consequences and application of the rules under FATCA.

* * *

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Deutsche Bank Securities Inc. toll-free at (800) 503-4611, Mizuho Securities USA LLC toll-free at (866) 271-7403 and U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.